Press releases

RECEIVED
2008 MAR -3 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

21/02/2008

Antisoma plc reports half-year results

London, UK: 21 February 2008 Cancer drug developer Antisoma plc (LSE: ASM; USOTC:ATSMY) announces its interim financial information for the period ended 31 December 2007.

Highlights

ASA404

- Positive survival data from second phase II lung cancer trial
- Encouraging interim findings from phase II prostate cancer trial
- Broad patient population selected for phase III lung cancer trial

AS1411

- Advanced into phase II in AML (acute myeloid leukaemia)

SUPPL

AS1409

- Phase I trial started in renal cancer and melanoma (announced today)

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

Financial highlights

- Six month revenues of £16.5 million (2006: £0.3 million)
- Profit before tax of £4.1 million (2006: loss £7.5 million)
- Cash resources at 31 December 2007 of £50.4 million (2006: £33.6 million)

Glyn Edwards, CEO of Antisoma, said: "We continue to advance our portfolio of cancer drugs, with our lead drug ASA404 about to enter phase III and the first phase II data on AS1411 expected soon. We have strengthened our financial position considerably by partnering ASA404 with Novartis, leaving us well placed to realise further value from our current pipeline and to enhance our portfolio with new drugs when opportunities arise."

An analyst presentation is scheduled for 09:30 GMT on Thursday, February 21st, and a webcast will be available to all on Antisoma's website at www.antisoma.com.

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

08001036

Glyn Edwards Chief Executive Officer

Raymond Spencer
Chief Financial Officer

Daniel Elger
Director of Communications,
Antisoma plc
+44 (0)7909 915 068

Mark Court, Lisa Baderoon, Rebecca Skye Dietrich
Buchanan Communications
+44 (0)20 7466 5000

Brian Korb
The Trout Group

+1 212 477 9007

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the Group's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

View the full press release in PDF format (134 KB, document opens in a new window)

Press releases

08/02/2008

Antisoma to present at BIO CEO & Investor Conference in New York

8 February 2008, London, UK: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chief Executive, Glyn Edwards, will be presenting at the BIO CEO & Investor Conference in New York.

The presentation is scheduled for 16:15 EST (21:15 GMT) on Tuesday, February 12th, and a webcast will be available to all on Antisoma's website at www.antisoma.com.

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:
Daniel Elger
Director of Communications
Antisoma plc
+44 7909 915 068

Brian Korb
The Trout Group
+1 212 477 9007

Background on Antisoma
Headquartered in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.

RECEIVED
2008 MAR -3 A 10:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press releases

RECEIVED
2008 MAR -3 A 10: 2-
OFFICE OF INTERNATIONAL CORPORATE FINANCE

21/02/2008

Antisoma starts phase I clinical trial of AS1409 in renal cancer and melanoma

London, UK: 21 February 2008 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces the entry of AS1409 into clinical trials. A phase I trial has started in patients with renal cancer and melanoma.

The trial has two parts. In the first, successive cohorts of patients will receive increasing doses of AS1409. This will continue until a maximum tolerated dose is identified. The second part of the trial will evaluate the safety and activity of that dose in around 20 more patients. Final results are expected in 2009.

AS1409 is a genetically engineered fusion protein, which combines the anti-tumour cytokine IL-12 with a tumour-targeting antibody. Other companies have tested IL-12 as an anti-cancer drug. Clinical trials reported promising signs of activity in renal cancer and melanoma. However, IL-12 also caused significant side-effects. Combining IL-12 with a tumour-targeting antibody aims to target its effects specifically to tumours, avoiding unwanted effects on healthy tissues.

Hospitals in the UK and New Zealand are taking part in the phase I study. UK cancer specialist and trial investigator Dr James Spicer, of Guys and St Thomas' Hospital, London, said: "AS1409 is an interesting approach because it builds on the activity already seen with IL-12, but seeks to harness this to achieve a more tumour-specific effect. I hope that this will ultimately translate into a benefit for patients, and look forward to seeing the outcomes of the phase I trial."

The targeting antibody used in AS1409 binds to a protein found around blood vessels in many types of cancer, including breast, colorectal, lung, and prostate, as well as renal cancer and melanoma. The drug therefore has broad potential.

Antisoma's CEO, Glyn Edwards, added: "Antisoma now has four drugs in clinical trials, each based on different technology and with different targets and modes of action. The progress of AS1409 into the clinic exemplifies our success in building a broad pipeline of cancer drugs addressing significant unmet needs and market opportunities."

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications
Antisoma plc
+44 (0)7909 915 068

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications
+44 (0)20 7466 5000

Brian Korb
The Trout Group
+1 646 378 2923

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes for Editors:

Background on Antisoma
Headquartered in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.co.uk for further

information about Antisoma.

Background on the AS1409 phase I trial
Additional details will be available shortly at www.clinicaltrials.gov

Background on AS1409
AS1409 is a fusion protein combining the anti-tumour cytokine IL-12, with the tumour-targeting antibody BC1. It was originally developed through a collaboration between Antisoma and EMD-Lexigen, now a part of Merck-Serono.

The BC1 antibody binds to a fibronectin splice variant (ED-B) that is highly expressed in the extracellular matrix and blood vessels of tumour tissues but has very restricted distribution in normal tissues. IL-12 is a cytokine with both cytotoxic and anti-angiogenic activity that has demonstrated anti-cancer effects in clinical trials with renal cancer and melanoma patients. However, the systemic application of IL-12 has been limited by its toxicity. AS1409 is designed to deliver IL-12 directly to the tumour vasculature via the antibody BC1 and to evoke a localised immune cascade, whilst minimising the systemic side effects of IL-12.

END